Exhibit 99.2

TERMINATION AGREEMENT RE PROCUREMENT AGENCY AGREEMENT

BETWEEN

MAXEON SOLAR TECHNOLOGIES, LTD.

AND

LUMETECH PTE. LTD.

Dated March 26, 2026

Exhibit 99.2

This TERMINATION AGREEMENT RE PROCUREMENT AGENCY AGREEMENT (this “Agreement”) is entered into on March 26, 2026 (the “Execution Date”) by and between:

(1)
MAXEON SOLAR TECHNOLOGIES, LTD. (Company Registration No. 201934268H), a company incorporated in Singapore and having its registered office at 8 Marina Boulevard, #05-02, Marina Bay Financial Centre, Singapore 018981 (the “Vendor”); and
(2)
LUMETECH PTE. LTD. (Company Registration No. 202338705C), a company incorporated in Singapore and having its registered office at 6 Raffles Quay, #14-02, Singapore 048580 (the “Purchaser”).

In this Agreement, each of the Vendor and the Purchaser is individually referred to as a “Party” and collectively as the “Parties”.

WHEREAS:

(A)
The Vendor and the Purchaser entered into a PROCUREMENT AGENCY AGREEMENT on 28 February 2025 (the “Procurement Agency Agreement”), under which the Parties agree on a sale and transfer arrangement with respect to the Target Assets.
(B)
The Parties acknowledge that the research and development activities related to the Target Assets have effectively ceased. In light of this cessation, the Parties have mutually determined that the continued performance of the Procurement Agency Agreement is no longer commercially or operationally reasonable.
(C)
The Parties have agreed to terminate the Procurement Agency Agreement in its entirety, subject to the payment of a specified termination fee by the Purchaser to the Vendor as consideration on the terms and subject to the conditions set forth in this Agreement (the “Termination”).

NOW, THEREFORE, IT IS AGREED as follows:

1.
definitions
1.1
Unless the terms or context of this Agreement otherwise provide, all terms used but not defined herein shall have the meaning ascribed to such terms in the Procurement Agency Agreement.
1.2
References in this Agreement to Articles are to articles in this Agreement (unless the context otherwise requires).
1.3
Headings are inserted for convenience only and shall not affect the construction of this Agreement.
1.4
References to documents “in agreed form” or any similar expression shall be to documents agreed between the Parties, and initialed for identification by, or on behalf of the Parties.
1.5
The expression “including” shall be construed to mean “including without limitation”.
1.6
If the day on which any right or any obligation under this Agreement is to be exercised or performed falls on a day which is not a Business Day, such right or obligation shall be exercised or performed on the immediately following Business Day.
2.
SETTLEMENT AND tERMINATION
2.1
The Parties hereby terminate, for mutual convenience, the Procurement Agency Agreement, effective immediately upon receipt by the Vendor of the Termination Fee in full in accordance with Article 2.2, neither Party shall have any obligation, responsibility,

Exhibit 99.2

or liability to the other Party for any reason whatsoever in connection with the Procurement Agency Agreement.
2.2
In consideration of the termination of the Procurement Agency Agreement and the release of all obligations thereunder, the Purchaser shall pay the Vendor a termination fee (the “Termination Fee”) in the aggregate sum of US$ 196,500, due on within 5 business days of the Execution Date. If the Purchaser fails to pay any amount when due, interest shall accrue on the overdue amount at a rate of 8% per annum from the due date until payment in full.
2.3
This Agreement and the terms and conditions hereof shall supersede and override anything to the contrary contained in the Procurement Agency Agreement.
3.
REREPRESENTATION & WARRANTIES

Each of the Parties hereby represents and warrants that:

3.1
It has not entered into any arrangements, understandings or agreements, whether contingent or not, which would adversely affect the implementation of this Agreement;
3.2
It has full power and authority to enter into this Agreement and to perform its obligations hereunder; and
3.3
This Agreement constitutes the valid and legally binding agreement of each of the Parties enforceable in accordance with its terms.
4.
CONFIDENTIALITY
4.1
Each Party hereby agrees to keep strictly confidential any and all confidential information received under this Agreement and to disclose it to its employees on a need-to-know basis and not to disclose it or make it available to any third party save as expressly permitted by this Agreement or by the party disclosing the confidential information (“Disclosing Party”). Each Party shall procure that its Affiliates comply with the terms of this Article 4.
4.2
Notwithstanding the foregoing, each Party shall be entitled to disclose confidential information received from the other Party to the extent required to be disclosed by any competent legal or regulatory authority or any internationally recognized stock exchange.
4.3
The prohibitions set out in Article 4.1 above shall not apply to any disclosure by a Party (“Receiving Party”) of confidential information received from the Disclosing Party to the extent that such confidential information:
4.3.1
constituted public knowledge prior to the date of disclosure by the Disclosing Party;
4.3.2
was in the Receiving Party’s possession before such disclosure by the Disclosing Party and was not received, directly or indirectly, from the Disclosing Party;
4.3.3
became public knowledge after such disclosure by the Disclosing Party without breach of any undertaking contained herein; or
4.3.4
was lawfully received by the Receiving Party from a third party having a right to disclose the same, provided that such third party has not itself received such confidential information directly or indirectly from the Disclosing Party.
4.4
The confidentiality obligation set forth in this Article 4 shall remain in force and survive the termination of this Agreement.

Exhibit 99.2

5.
GOVERNING LAW AND SETTLEMENT OF DISPUTES
5.1
This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and construed in accordance with, the laws of Singapore.
5.2
Each Party agrees that any dispute arising out of or in connection with this Agreement or any document or transaction in connection with this Agreement (including any dispute or claim relating to any non-contractual obligations arising out of or in connection with this Agreement) shall be referred to and finally resolved by arbitration in Singapore to the exclusion of the ordinary courts, in accordance with the Arbitration Rules of the Singapore International Arbitration Centre ("SIAC") for the time being in force which rules are deemed to be incorporated by reference in this Clause. The place of arbitration shall be in Singapore and the language of the arbitration shall be English. The arbitration tribunal shall consist of one arbitrator to be appointed by the President of the Court of Arbitration for the time being of the SIAC. The arbitral award made and granted by the arbitrators shall be final, binding and incontestable, may be enforced by the Parties against the assets of the other Party wherever those assets are located or may be found and may be used as a basis for judgement thereon in Singapore or elsewhere.
6.
GENERAL
6.1
Unless otherwise agreed in this Agreement, all of the expenses, costs and taxes arising from this Agreement shall be borne by the Parties respectively in accordance with the applicable laws and regulations.
6.2
If any provision or part of a provision of this Agreement shall be, or be found by any governmental authority to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.
6.3
Each Party shall indemnify and hold harmless the other Party from and against any and all claims, losses, liabilities, damages, settlements, expenses and costs (including, without limitation, attorneys’ fees and court costs) which arise out of or relate to any breach of this Agreement.
6.4
This Agreement shall become effective and legally binding upon execution by the Parties and shall only be terminated by the mutual written agreement between the Parties hereto.

Exhibit 99.2

[EXECUTION PAGE OF THE TERMINATION AGREEMENT RE PROCUREMENT AGENCY AGREEMENT]

MAXEON SOLAR TECHNOLOGIES, LTD.

/s/ Dmitri Hu

By: Dmitri Hu

Title: Chief Financial Officer

Date: March 26, 2026

Exhibit 99.2

[EXECUTION PAGE OF THE TERMINATION AGREEMENT RE PROCUREMENT AGENCY AGREEMENT]

LUMETECH PTE. LTD.

/s/ Yang Fan

By: Yang Fan

Title: Director

Date: March 26, 2026